Exhibit 99.1

CooTek Raises Fourth Quarter 2019 Guidance on Stronger than Expected Ads Platform Growth

Shanghai, China, December 12, 2019 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today announced it is revising and raising its revenue guidance for the fourth quarter of 2019. The Company now expects net revenue for the fourth quarter of 2019 to be approximately US$53 million, an increase from its previously announced guidance of about US$48 million. For the fiscal year of 2019, CooTek expects its total revenue to be about US$162 million from previously forecasted US$157 million.

CooTek’s Co-Founder and Chairman, Mr. Karl Zhang said, “We are raising our revenue guidance to reflect the growing strength of our in-house ads network, CooTek Ads Platform, and better than expected performance of some of our portfolio apps. The better than anticipated growth of our CooTek Ads Platform has at the same time driven increases in average revenue per user (“ARPU”) and overall return on investment (“ROI”) which I believe reflects the growth trajectory we are now on. We are confident that these investments in user acquisition will continue to pay off sustainably going forward which makes us optimistic about our full year results and our long-term outlook as we continue to drive growth momentum.”

About CooTek (Cayman) Inc.

CooTek is a fast-growing global mobile internet company. The mission of CooTek is to empower everyone to express themselves and enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. Focusing on 5 verticals of fitness, news and short videos, healthcare, lifestyle and entertainment, CooTek has developed multiple rapidly growing content-rich portfolio apps with news feed to deliver relevant content.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as CooTek’s strategic and operational plans, contain forward-looking statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.
Jean Zhang
Email: IR@cootek.com

Christensen
In China

Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com